# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOO HOLDINGS, INC., CIK 0002069785
CUSIP: 379598105
Title of class of securities: Class A common stock, $0.001 par value per share
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302
Date of event which requires filing of this statement: 07/09/2026
Filed by CIK 0002093315
Persons authorized to receive notices and communications: Jared Warner, 831 Pearl Street, Boulder, Colorado (CO), 80302, (303) 381-2645

## Reporting persons
- Scott Beck (CIK 0002093315): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,189,977; shared voting power 32,974,740; sole dispositive power 1,189,977; shared dispositive power 32,974,740; aggregate amount beneficially owned 34,164,737 (49.03% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.001 par value per share
Name of issuer: GLOO HOLDINGS, INC.
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302

## Item 2. Identity and Background
Name of person filing: Scott Beck (the "Reporting Person")
Residence or business address: 831 Pearl Street, Boulder, Colorado, 80302
Present principal occupation or employment: The Reporting Person is the President and Chief Executive Officer of Gloo Holdings, Inc. (the "Company") and a member of the Company's board of directors.
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: These shares of Class A common stock were purchased with personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule is incorporated herein by reference.

The Reporting Person purchased 1,076,923 shares of the Company's Class A common stock in the Company's underwritten public offering (the "Offering") at a public offering price of $3.25 per share and on the same terms as the other purchasers in the offering. The Offering closed on July 10, 2026. The Reporting Person purchased the shares of Class A common stock for investment purposes.

(a) The Reporting Person at any time and from time to time may acquire additional shares of Class A common stock or dispose of any or all of the shares of Class A common stock that the Reporting Person owns depending upon an ongoing evaluation of his investment in the shares of Class A common stock, prevailing market conditions, other investment opportunities, other investment considerations or other factors.

(b) - (j) Except as disclosed in this Schedule, the Reporting Person has no plans or proposals which relate to, or could result in, any matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position or change his purpose or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule, the Reporting Person beneficially owns an aggregate of 34,164,737 shares of common stock, or 49.03% of the Company's outstanding shares of common stock as calculated for purposes of this Schedule. The beneficial ownership percentages used in this Schedule are calculated based on 37,034,292 shares of Class A common stock outstanding as of July 16, 2026, and 32,618,097 shares of Class B common stock held by the Reporting Person as of July 16, 2026.

The Reporting Person has sole voting and dispositive power over 1,189,997 shares of common stock, which consists of: (i) 1,166,666 shares of Class B common stock held by the Reporting Person and (ii) 23,331 shares of Class A common stock subject to options exercisable within 60 days of the date of this filing held by the Reporting Person.

The Reporting Person has shared voting and dispositive power over 34,164,737 shares of common stock, which consist of: (i) 1,523,309 shares of Class A common stock held by Pearl Street Trust for which the Reporting Person and his spouse, Theresa Beck, serve as trustees; (ii) 88,889 shares of Class B common stock held by Bowanabee Foundation for which the Reporting Person serves as a director; (iii) 29,029,209 shares of Class B common stock held by Pearl Street Trust for which the Reporting Person and his spouse serve as trustees; (iv) 500,000 shares of Class B common stock held by The Scott A. Beck 2025 Irrevocable Trust for which the Reporting Person serves as trustee; and (v) 1,833,333 shares of Class B common stock held by The Theresa Beck 2020 Irrevocable Trust dated May 30, 2020 for which the Reporting Person serves as trustee.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule, the Reporting Person beneficially owns an aggregate of 34,164,737 shares of common stock, or 49.03% of the Company's outstanding shares of common stock as calculated for purposes of this Schedule. The beneficial ownership percentages used in this Schedule are calculated based on 37,034,292 shares of Class A common stock outstanding as of July 16, 2026, and 32,618,097 shares of Class B common stock held by the Reporting Person as of July 16, 2026. Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth in Items 3, 4 and 5(a) of this Schedule is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Items 3, 4 and 5(a) of this Schedule is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

In connection with the Offering, on June 30, 2026, the Reporting Person executed and delivered to the representatives (the "Representatives") of the several underwriters a Lock-Up Agreement (the "Lock-Up Agreement") pursuant to which, subject to certain exceptions, the Reporting Person agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of Class A common stock, Class B common stock or securities convertible into or exchangeable for Class A common stock or Class B common stock for a period of 90 days after July 8, 2026, which was the date of the final prospectus supplement for the Offering. The Lock-Up Agreement provides that its restrictions may be waived at any time by the Representatives.

Put Option Agreements

In connection with certain acquisitions by the Company that occurred during 2023, 2024 and 2025 with respect to Christianity Today International, the Church Metrics platform, Servus Consulting Partners, Outreach Media, Inc. and Barna Holdings, LLC, the Reporting Person, his spouse and Pearl Street Trust entered into a put option agreement with the sellers, pursuant to which Pearl Street Trust, the Reporting Person and his spouse jointly and severally agreed to purchase on demand from the sellers their Gloo Holdings, LLC Series A preferred units at a price ranging from $6.00 to $9.00 (or $18.00 to $27.00 on a post-reorganization basis as a result of the Company's 3 for 1 reverse stock split) per unit during specified periods.

In connection with certain Gloo Holdings, LLC Series A preferred unit issuances that occurred during 2023, the Reporting Person and Pearl Street Trust have jointly and severally entered into put option agreements with the following third-party investors: Paul and Amaryah Lanum; Trinity FFV Alternative Income Fund, LP; Compassion International, Inc.; GuideStone Financial Resources of the Southern Baptist Convention; RightNow Ministries International; Trinity FFV Alternative Income Fund, LP; and WC Gloo Fund, LLC. Under these agreements, the Reporting Person and Pearl Street Trust agreed to purchase on demand the purchasers' Series A preferred units at $6.00 (or $18.00 on a post-reorganization basis as a result of the Company's 3 for 1 reverse stock split) per unit during specified periods.

Guaranty Agreements

In connection with certain of the acquisitions and preferred unit issuances described above, the Reporting Person, his spouse and, in certain instances, Pearl Street Trust, also entered into guaranty agreements with the relevant counterparties pursuant to which the Reporting Person, his spouse and, in certain instances, Pearl Street Trust, jointly and severally guaranteed to pay the put under the related put option agreements within a specified time period.

These summaries are qualified in their entirety by reference to the full text of the agreements referenced in this Item 6, copies of which are filed as Exhibits to this Schedule, and are hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1. Lock-Up Agreement dated as of June 30, 2026
99.2. Put Agreement dated as of May 1, 2024
99.3. Put Agreement dated as of August 1, 2024
99.4. Put Agreement dated as of March 12, 2025
99.5. Put Agreement dated as of March 12, 2025
99.6. Put Agreement dated as of January 2, 2024
99.7. Put Agreement dated as of February 18, 2025
99.8. Put Agreement dated as of December 8, 2023
99.9. Put Agreement dated as of December 8, 2023
99.10. Put Agreement dated as of December 19, 2023
99.11. Put Agreement dated as of December 19, 2023
99.12. Put Agreement dated as of December 19, 2023
99.13. Put Agreement dated as of December 19, 2023
99.14. Guaranty Agreement dated as of January 2, 2024
99.15. Guaranty Agreement dated as of December 19, 2023
99.16. Guaranty Agreement dated as December 19, 2023
99.17. Guaranty Agreement dated as of December 20, 2023

## Signatures
- Scott Beck: /s/ Scott Beck, Scott Beck / President and Chief Executive Officer (07/16/2026)